UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

On June 10, 2026, Woori Financial Group Inc. (“Woori Financial Group”) announced that the trust agreement it had entered into on February 10, 2026 to acquire treasury shares (the “Trust Agreement”), as had been previously disclosed through its report on Form 6-K furnished on February 6, 2026, has been terminated following the expiration of the contract period on June 10, 2026. The details of the termination are as follows:

Total Contract Amount	Before Termination	KRW 200,000,000,000
After Termination	0
Contract Period (Before Termination)	Effective Date	February 10, 2026
Termination Date	June 10, 2026
Reason for Termination	Expiration of the term of the agreement
Counterparty Subject to Contract Termination	EUGENE INVESTMENT & SECURITIES Co.,Ltd.
Expected Date of Termination	June 10, 2026
Method of Return of Properties upon Termination	Return of cash and treasury shares
Number of Treasury Shares Held Prior to Termination	Acquisition from Profits Available for Dividend	Common Shares (percentage)	5,986,638 (0.82%)
Other Shares	-
Other Acquisitions	Common Shares (percentage)	53,945 (0.01%)
Other Shares	-
Date of Resolution by the Board of Directors	-
Number of shares to be terminated	Common Shares	5,986,638
Other Shares	-
Expected holding period after termination	Common Shares	Less than one month after the termination of the trust agreement
Other Shares	-
Other Matters to Consider Before Making an Investment Decision

- Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the trust agreement is being terminated upon the expiration of the term of the agreement.

- The “Number of shares to be terminated” above is the number of shares acquired upon termination of the trust agreement.

- Following the termination of the Trust Agreement, the treasury shares will be delivered to the corporate account of Woori Financial Group and then subsequently cancelled.

- The “Expected holding period after termination” above reflects the time required to complete the share cancellation process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 10, 2026	By:	/s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President